[Letterhead of Goodwin Procter LLP]

April 7, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ANSYS, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed on February 27, 2009

File No. 000-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in connection with the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K filed on February 27, 2009 (file no. 000-20853) ( the “Annual Report”), as set forth in your letter dated March 31, 2009 to Maria T. Shields, Chief Financial Officer of the Company (the “Comment Letter”).

For the reasons outlined in our conversations with the Staff, the Company hereby requests a deferral of the date for the Company’s response to the Comment Letter to May 15, 2009. Based on our telephone conversation, I believe that the Company’s proposal will be acceptable to the Staff. If there are questions or concerns about the Company’s request after review of this letter, please do not hesitate to contact me by telephone at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Joseph L. Johnson III, Esq.

Joseph L. Johnson III, Esq.
Goodwin Procter LLP

cc:	Sheila S. DiNardo

    ANSYS, Inc.